EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

Thirty-nine weeks ended February 26, 2006
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$878.7
Add/(deduct):
Fixed charges	280.3
Distributed income of equity method investees	19.9
Capitalized interest	(3.8)
Earnings available for fixed charges (a)	$1,175.1

Fixed charges:
Interest expense	$215.9
Capitalized interest	3.8
Interest in cost of goods sold	18.1
One third of rental expense (1)	42.5
Total fixed charges (b)	$280.3

Ratio of earnings to fixed charges (a/b)	4.2

(1)  Considered to be representative of interest factor in rental expense.

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